*KH 3/10

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

SECURI 15047919 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Pitelka 704-410-1070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP PCAOB REGISTRATION #185
Duke Energy Center
(Name – *if individual, state last, first, middle name*)

Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/12

OATH OR AFFIRMATION

I, David L. Pitelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DEBRA L. JOINES
NOTARY PUBLIC
Rowan County, North Carolina
My Commission Expires September 26, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Securities, LLC

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Charlotte, North Carolina
February 27, 2015

WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Cash	$	150,714
Cash segregated pursuant to federal regulations		1,038,246
Financial instruments owned, at fair value ($35,206,403 pledged as collateral)		35,236,074
Receivable from broker-dealers and clearing organizations		20,178,482
Securities purchased under agreements to resell		7,743,114
Receivable from customers		154,217
Goodwill		79,687
Property, equipment, and leasehold improvements, net		3,290
Other assets		251,917
Total assets	$	64,835,741
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	37,137,715
Financial instruments sold, not yet purchased, at fair value		13,815,416
Payable to broker-dealers and clearing organizations		4,099,997
Payable to customers		2,369,579
Other liabilities		814,775
Total liabilities		58,237,482
Subordinated borrowings		2,323,500
Member's equity:		
Member's contributions		1,529,736
Accumulated earnings		2,745,023
Total member's equity		4,274,759
Total liabilities and member's equity	$	64,835,741

See accompanying notes to financial statements.

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered Futures Commission Merchant (FCM) registered with the Commodities Futures Trading Commission (CFTC). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC), an affiliated broker dealer, on a fully disclosed basis.

The Company self clears the majority of its institutional customer accommodation and market-making transactions. Some futures are carried and cleared by an unaffiliated broker-dealer. In February 2013, the Company began to self-clear its own futures transactions and also became a clearing member of the Options Clearing Corporation in December 2013.

The Company clears transactions for Wells Fargo Institutional Securities, LLC (WFIS), an affiliated broker dealer, and WFIS customers on a fully disclosed basis. The Company also clears some customer transactions for Wells Fargo Prime Services, LLC (WFPS), an affiliated broker dealer, on a fully disclosed basis.

The Company is a member of the Chicago Mercantile Exchange (CME), Eris Exchange LLC, ICE Clear Credit LLC, ICE Clear Europe, ICE Clear US, ICE Futures Europe, ICE Futures US, LCH LLC and LCH Ltd. where it is approved to clear interest rate swaps and futures.

On October 25, 2014, Standard & Poors Ratings Services (S & P) affirmed its 'AA-/A-1+' long – and short-term counterparty credit ratings on the Company. The ratings on the Company are based on its core status to the Holding Company under S & P's group ratings methodology.

(2) Summary of Significant Accounting Policies

(a) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value and are classified as Level 2 in the fair value hierarchy. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds.

(Continued)

The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. Where appropriate under applicable accounting guidance, reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(b) ***Securities Transactions***

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates their fair values.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis.

(c) ***Securities Lending Activity***

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The carrying value of securities borrowed and securities loaned approximates their fair value and are classified as Level 2 in the fair value hierarchy. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) ***Derivatives***

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses are included in financial instruments owned and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

(e) ***Benefit Plans***

The Holding Company accounts for post-employment benefits in accordance with FASB Accounting Standards Codification (ASC) 712, *Nonretirement Postemployment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Eligible employees participate in the noncontributory defined benefit pension plan and the matched savings plan of the Holding

Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents.

On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

Prior to July 1, 2009, eligible employees' cash balance plan accounts were allocated a compensation credit based on a percentage of their qualifying compensation. The compensation credit percentage was based on age and years of credited service. The freeze discontinues the allocation of compensation credit for services after June 30, 2009. Investment credits continue to be allocated to participants based on their accumulated balances. Employees become vested in their Cash Balance Plan accounts after completing three years of vesting service.

(f) *Income Taxes*

The Company is a single-member Limited Liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its member, Everen. Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC; therefore, state tax expense may be incurred. Similarly, the Company may be subjected to foreign taxation.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2014, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2009 and forward.

(g) *Goodwill*

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company initially performs a qualitative assessment of goodwill to test for impairment. If, based on qualitative review, it is concluded that more likely than not the fair value is less than carrying amount, then quantitative steps are completed to determine if there is goodwill impairment. If it is concluded that fair value is not less than carrying amount, quantitative tests are not required. Various quantitative valuation methodologies are applied when required to compare the estimated fair value to the carrying value. Valuation methodologies include discounted cash flow and earnings multiple approaches. If the fair value is less than the carrying amount, an additional test is required to

measure the amount of impairment. The Company recognizes impairment losses as a charge to expenses and an adjustment to the carrying value of the goodwill asset. The Company's impairment evaluation for the year ended December 31, 2014, indicated that none of the Company's goodwill is impaired.

(h) ***Property, Equipment, and Leasehold Improvements***

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(i) ***Other***

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Assets owned by customers, including those that collateralize margin or other similar transactions, are not assets of the Company, and are not included on the statement of financial condition.

(3) Cash and Securities Segregated Pursuant to Federal and Other Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a fair value of $399,951,000 has been segregated for the exclusive benefit of customers at December 31, 2014. A qualifying security with a fair value of $99,997,000 has been segregated for the proprietary accounts of brokers (PAB). The securities are included in financial instruments owned in the accompanying statement of financial condition.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $442,885,000, $190,363,000, and $404,998,000, respectively, is held in accounts at non affiliate banks and is reflected in cash segregated pursuant to federal regulations in the accompanying statement of financial condition.

The Company deposited $904,092,000 of investments of customer funds in securities with clearing organizations as margin at December 31, 2014. These segregated securities are included in financial instruments owned in the statement of financial condition.

Additionally, the Company segregated $1,939,559,000 of customer specific owned securities deposited at non-affiliated banks and clearing organizations at December 31, 2014. These segregated securities are not included in the statement of financial condition.

(Continued)

Cash and securities segregated pursuant to federal and other regulations are classified as Level 1 in the fair value hierarchy.

(4) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities and derivative transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying financial statements. At December 31, 2014, customer receivables of $16,820,000 were unsecured.

Receivables from and payables to customers are classified as Level 2 in the fair value hierarchy.

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2014 (in thousands):

Receivable from broker dealers and clearing organizations:		
Deposits paid for securities borrowed	$	14,191,311
Unsettled regular way transactions, net		4,343,246
Securities failed to deliver		102,364
Syndicate receivable		142,317
Clearing fund deposits		133,397
Federal funds sold – overnight		10,000
Guaranty deposits		107,400
Receivable from derivative clearing organizations		814,881
Receivable from carrying brokers		324,056
Other		9,510
	$	20,178,482
Payable to broker dealers and clearing organizations:		
Deposits received for securities loaned	$	3,506,444
Securities failed to receive		106,575
Syndicate payable		121,625
Payable to derivative clearing organizations		222,559
Payable to non-customer derivative counterparties		89,734
Other		53,060
	$	4,099,997

Receivables from and payables to broker dealers and clearing organizations are classified as Level 2 in the fair value hierarchy.

(Continued)

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2014, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below (in thousands):

		Financial instruments owned	Financial instruments sold, not yet purchased and derivative liabilities
Corporate obligations	$	7,167,427	4,855,017
Collateralized loan obligations and asset-backed securities		1,481,418	—
Mortgage-backed securities		15,717,581	61,768
US government, US agency and municipal government obligations		7,991,763	6,735,832
Equity securities		2,051,037	1,538,697
Money market securities		50,000	—
Derivatives:			
Interest rate contracts		15,991	66,140
Equity contracts		760,857	545,349
Credit contracts		—	12,613
	$	35,236,074	13,815,416

U.S. government securities with a fair value of $220,469,000 at December 31, 2014, have been pledged to clearing corporations. Financial instruments owned at December 31, 2014, included debt securities issued by the Holding Company with a fair value of $277,881,000 included in corporate obligations in the table above.

(7) Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of the Holding Company and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned in the statement of financial condition.

The Company purchases and sells financial instruments in VIEs in connection with its market-making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), and collateralized loan obligations (CLOs), and other asset-backed securities. The Company has made no liquidity arrangements, guarantees or commitments by third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

During the year ended December 31, 2014, the Company transferred $9,889,644,000 of debt securities into securitizations structured as sales. The securitizations are primarily U.S. government agency or U.S. Government-Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations are done principally on behalf of customers to help them obtain agency-backed mortgage securities that conform to their investment profile. The Company is not the primary beneficiary for these transactions because they do not have the power to direct the activities that most significantly impact the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities. As of December 31, 2014, the Company held $806,012,000 of securities related to current and prior year securitizations which are included in financial instruments owned in the statement of financial condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. An analysis was conducted to determine if the Company was required to consolidate any interests in VIEs and no such consolidation was required.

The following table sets forth the total VIE assets for VIEs for which the Company has a variable interest and the Company's financial instruments owned in those nonconsolidated VIEs and does not include offsetting financial instruments that are held to mitigate the risks associated with these variable interests (in thousands):

	Total VIE assets	Financial instruments owned
Collateralized mortgage obligations	$ 2,365,831	14,717
U.S. agency issued mortgage-backed securities	36,973,666	785,663
Collateralized loan obligations	496,712	5,632
	$ 39,836,209	806,012

(8) Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurement*, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would

use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

For trading securities, the Company uses quoted prices in active markets, where available and classify such instruments within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from third-party pricing services or brokers (collectively, vendors) or combination thereof, and accordingly, classifies these instruments as Level 2 or 3.

Trading securities are mostly valued using internal trader prices that are subject to price verification procedures performed by separate internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third-party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while investment securities traded in secondary markets are typically valued using unadjusted vendor prices or vendor prices adjusted by weighting them with internal discounted cash flow techniques, these prices are reviewed and, if deemed inappropriate by a trader who has the most knowledge of a particular market, can be adjusted. Securities measured with these internal valuation techniques are generally classified as Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models, discounted cash flow analyses using significant inputs observable in the market where available or combination of multiple valuation techniques. Examples include certain residential and commercial MBS, municipal bonds, U.S. government and agency MBS, and corporate debt securities.

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, other asset-backed securities, CDOs and certain CLOs, and certain residual and retained interests in residential mortgage loan securitizations. The Company values CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, the Company uses management's best estimate.

The Company enters into both exchange-traded and over-the-counter (OTC) derivatives.

Quoted market prices are available and used for the Company's exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, substantially all of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

Assets and liabilities measured at fair value at December 31, 2014 on a recurring basis are summarized below (in thousands):

	Fair value measurements				
	Level 1	Level 2	Level 3	Netting (a)	Total
Financial instruments owned:					
Corporate obligations	$ -	7,239,666	54,134	(126,373)	7,167,427
Collateralized loan obligations and asset-backed securities	-	1,047,307	434,111	-	1,481,418
Mortgage-backed securities	-	15,717,581	-	-	15,717,581
US government, US agency and municipal government obligations	8,849,616	1,921,060	6,809	(2,785,722)	7,991,763
Equity securities	2,335,204	21,461	10	(305,638)	2,051,037
Money markets	50,000	-	-	-	50,000
Derivatives:					
Interest rate contracts	671	16,520	-	(1,200)	15,991
Equity contracts	760,813	26,372	6,729	(33,057)	760,857
Credit contracts	-	41,525	552	(42,077)	-
	$ 11,996,304	26,031,492	502,345	(3,294,067)	35,236,074
Financial instruments sold, not yet purchased:					
Corporate obligations	$ -	(4,981,390)	-	126,373	(4,855,017)
Collateralized loan obligations and asset-backed securities	-	-	-	-	-
Mortgage-backed securities	-	(61,768)	-	-	(61,768)
US government, US agency and municipal government obligations	(8,281,210)	(1,240,344)	-	2,785,722	(6,735,832)
Equity securities	(1,844,335)	-	-	305,638	(1,538,697)
Money markets	-	-	-	-	-
Derivatives:					
Interest rate contracts	(2,395)	(64,945)	-	1,200	(66,140)
Equity contracts	(560,222)	(11,268)	(6,916)	33,057	(545,349)
Credit contracts	-	(43,110)	(11,580)	42,077	(12,613)
	$ (10,688,162)	(6,402,825)	(18,496)	3,294,067	(13,815,416)

[a] The netting of securities owned (assets) by the amount of securities sold but not yet purchased (liabilities) occurs when the securities owned and the securities sold but not yet purchased have identical Committee on Uniform Security Identification Procedures (CUSIPs) numbers. The netting of derivative assets and derivative liabilities occurs when specific conditions under GAAP are met, including the existence of a legally enforceable master netting agreement or similar agreements.

	Changes in Level 3 Assets and Liabilities					
	Beginning balance January 1 2014	Total net gains/(losses) included in earnings	Purchases, issuances, sales and settlements, net	Transfers into Level 3	Transfers out of Level 3	Ending balance December 31 2014
	(in thousands)					
Financial instruments owned:						
Corporate obligations	$ 55,300	180	(23,598)	26,322	(4,070)	54,134
Collateralized loan obligations and asset-backed securities	571,703	37,515	(158,480)	3,640	(20,267)	434,111
Mortgage-backed securities	-	-	-	-	-	-
US government, US agency and municipal government obligations	38,671	525	(1,619)	-	(30,768)	6,809
Equity securities	7	5	(1)	-	(1)	10
Money markets	-	-	-	-	-	-
	$ 665,681	38,225	(183,698)	29,962	(55,106)	495,064
Financial instruments sold, not yet purchased:						
Corporate obligations	$ -	-	-	-	-	-
Collateralized loan obligations and asset-backed securities	-	318	(318)	-	-	-
Mortgage-backed securities	-	-	-	-	-	-
US government, US agency and municipal government obligations	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-
Money markets	-	-	-	-	-	-
	$ -	318	(318)	-	-	-
Net derivative assets and liabilities:						
Equity contracts, net	-	(240)	53	-	-	(187)
Credit contracts, net	(21,577)	11,986	(1,437)	-	-	(11,028)
	$ (21,577)	11,746	(1,384)	-	-	(11,215)

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The amounts reported as transfers represent the fair value as of the beginning of the year in which the transfer occurred.

	Purchases, Sales, Issuances and Settlements Related to Changes in Level 3 Assets and Liabilities				
	Purchases	Sales	Issuances	Settlements	Net
			(in thousands)		
Financial instruments owned:					
Corporate obligations	$ 81,742	(105,340)	-	-	(23,598)
Collateralized loan obligations and asset-backed securities	881,033	(1,039,513)	-	-	(158,480)
Mortgage-backed securities	-	-	-	-	-
US government, US agency and municipal government obligations	10,439	(11,750)	-	(308)	(1,619)
Equity securities	-	(1)	-	-	(1)
Money markets	-	-	-	-	-
	$ 973,214	(1,156,604)	-	(308)	(183,698)
Financial instruments sold, not yet purchased:					
Corporate obligations	$ -	-	-	-	-
Collateralized loan obligations and asset-backed securities	19,957	(20,275)	-	-	(318)
Mortgage-backed securities	-	-	-	-	-
US government, US agency and municipal government obligations	-	-	-	-	-
Equity securities	-	-	-	-	-
Money markets	-	-	-	-	-
	$ 19,957	(20,275)	-	-	(318)
Net derivative assets and liabilities:					
Equity contracts	-	-	-	53	53
Credit contracts	-	-	-	(1,437)	(1,437)
	$ -	-	-	(1,384)	(1,384)

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The amounts reported as transfers represent the fair value as of the beginning of the year in which the transfer occurred.

For the period ended December 31, 2014 the Company transferred $55,106,000 of financial instruments owned from Level 3 to Level 2 due to an increase in observable market inputs. The Company also transferred $29,962,000 of financial instruments from Level 2 to Level 3 as a result of a decline in observable market inputs. There were no transfers between Level 1 and Level 2 during the year.

	Fair value amount reported (level 3)	Valuation technique	Significant unobservable inputs	Range of unobservable inputs Low end of range	High end of range
		(in thousands)			
Financial instruments owned:					
Corporate obligations	$ 54,134	Market comparable pricing	Comparability adjustment	-5.92%	1.20%
Collateralized loan obligations	429,322	Market comparable pricing	Comparability adjustment	-21.50%	25.00%
Asset-backed securities	4,789	Discounted cash flow model	Discount rate	3.33%	3.45%
US government, US agency and		Market comparable pricing	Comparability adjustment	0.19%	4.31%
municipal government			Discount rate	1.70%	7.49%
obligations	6,809		Weighted average life	12.00%	13.00%
Equity securities	10	Market comparable pricing	Comparability adjustment	0.00%	0.00%
Total financial instruments owned	$ 495,064				
Derivative liabilities:					
Equity contracts	$ (187)	Option model	Credit spread	14.58%	20.17%
Credit contracts	(11,028)	Market comparable pricing	Comparability adjustment	-3.05%	18.27%
Total derivative liabilities	$ (11,215)				

Discounted Cash Flow Model

Generally consist of developing an estimate of future cash flows that are expected to occur over the life of an instrument and then discounting those cash flows at a rate of return that results in the fair value amount.

Market Comparable Pricing

Used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.

Option Model

Generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.

(9) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2014, the fair value of this collateral was $29,808,001,000 all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with

(Continued)

agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(10) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2014 (in thousands):

Property and leasehold improvements	$	1,101
Furniture and equipment		415
Communications and computer equipment		6,560
		8,076
Less accumulated depreciation and amortization		4,786
Total	$	3,290

(11) Payable to Banks

During the year, the Company had a secured and uncommitted line of credit of $250,000,000 with an affiliated bank in place to borrow funds for the purpose of financing securities owned and securities not yet delivered obligations which arise in the normal course of business. This facility was not used during the year and was terminated in December 2014.

(12) Subordinated Borrowings

At December 31, 2014, the Company was indebted to the Holding Company for the following (in thousands):

Subordinated note due January 31, 2018; variable rate of 0.629% at December 31, 2014	$	300,000
Revolving subordinated note facility of $3,000,000 due February 15, 2018; variable rate of 0.629% at December 31, 2014		2,023,500
	$	2,323,500

The interest rate is reset monthly based on 6-month LIBOR plus 30 basis points. Interest payable to Holding Company related to these borrowings totaled $1,258,000 at December 31, 2014. All subordinated borrowings have been approved by the Financial Industry Regulatory Authority (FINRA) and the Chicago Mercantile Exchange (CME) and therefore qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the carrying value of the subordinated notes at December 31, 2014, approximate their fair value and are classified as Level 2 in the fair value hierarchy.

(13) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $315,320,000 is outstanding at December 31, 2014. The agreements are generally overnight transactions. Included in interest payable at December 31, 2014, is $20,000 due to affiliates. The Company also enters into securities borrowed transactions with affiliates of which $3,209,952,000 were outstanding at December 31, 2014. Deposits paid for these transactions are included in receivable from broker-dealers and clearing organizations in the statement of financial condition.

(b) Securities Sold Under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $1,085,915,000 is outstanding at December 31, 2014. The agreements are generally overnight transactions. Included in accrued interest receivable from affiliates is $1,000 at December 31, 2014. The Company also enters into securities loaned transactions with affiliates of which $380,086,000 were outstanding at December 31, 2014.

(c) Services Provided by the Company to Affiliates

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $5,440,000 of receivables in other assets at December 31, 2014, are primarily related to expense reimbursements due from affiliates.

(d) Interest Rate, Equity and Credit Default Swap Transactions

The Company has entered into interest rate, equity and credit default swap transactions with WFBNA to economically hedge financial instruments owned. At December 31, 2014, the notional value of interest rate swaps are a net purchase of payments of fixed interest rates of $907,650,000, equity swaps are a net sale of protection of $109,765,000 and credit default swaps are a net purchase of protection of $64,883,000. The estimated fair values of the interest rate, equity and credit default swaps at December 31, 2014, are ($4,098,000), $15,110,000 and ($12,613,000) respectively, which are included net in financial instruments owned in the accompanying statement of financial condition. There was no cash margin on deposit in support of this activity at December 31, 2014. Securities with a market value of $36,158,000 have been pledged by WFBNA to the Company. The Company also clears certain interest rate swaps and futures for WFBNA as well as other affiliates.

(e) Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. The agreement provides for the Company to pay FCLLC on a cost plus reimbursement arrangement. The charges incurred by the Company for the year were insignificant. At December 31, 2014, receivables from broker-dealers and clearing organizations include $24,000 due from FCLLC in connection with the fully disclosed clearing arrangement. The

Company clears transactions for WFIS. As of December 31, 2014, payables to broker-dealers and clearing organizations include $53,035,000 due to WFIS in connection with the fully disclosed clearing arrangement. There is no outstanding balance with WFPS.

(f) *Fails to Deliver and Fails to Receive*

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2014, fails to deliver of $58,010,000 and fails to receive of $15,906,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g) *Deferred Compensation and Stock Plans*

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan requires the participant to defer cash incentive awards on a four-tiered scale ranging from 20% to 60% on awards greater than $100,000. Deferred cash incentive awards generally vest over a three-year period.

The Company participates in various stock option plans of the Holding Company under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest on continued service with the Holding Company and its subsidiaries including the Company for a specified period, generally three to five years following the date of grant, and have a contractual life of ten years. Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over three to five years, during which time the holder receives dividends and has full voting rights. Stock compensation expense is measured at fair value on the date of the grant and is recognized over the required service period.

(h) *Other Borrowings with Affiliates*

During the year, the Company had in place an uncommitted short-term promissory note in the amount of $2,500,000,000 with the Holding Company for purposes of meeting short-term liquidity needs. Subsequent to year end, the amount of the note was increased to $9,000,000,000. Borrowings were made under this note several times during the year in individual amounts not exceeding $237,000,000.

(14) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2014.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned or financial instruments sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2014, derivative financial instruments and their related fair values are as follows (in thousands):

Derivative instruments		Notional or contractual amount	Fair value: Asset derivatives	Fair value: Liability derivatives
Interest rate contracts	$	25,824,287	17,191	67,340
Equity contracts		14,769,876	793,914	578,406
Credit contracts - protection sold		788,063	38,729	13,426
Credit contracts - protection purchased		852,946	3,348	41,264
Sub-total		42,235,172	853,182	700,436
Netting		—	(76,334)	(76,334)
Total	$	42,235,172	776,848	624,102

Forward and commodity contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Equity contracts are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option and other market risk factors that may impact the fair value of the option.

The Company uses credit derivatives to manage exposure to credit risk related to its customer accommodation and market-making activity. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. All of the credit contracts are executed exclusively with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $852,946,000 where the Company has also purchased offsetting credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or

exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

		Fair value liability	Maximum exposure	Higher payment risk	Range of maturities
		(in thousands)			
Credit default swaps – corporate bonds	$	2,251	722,438	614,027	2015-2019
Credit default swaps – structured products		11,175	65,625	47,025	2017-2022

The higher payment risk category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the higher payment risk represents the amount of exposure which would be incurred under an assumed hypothetical circumstance and, accordingly, this disclosure is not an indication of expected loss for which payment is of a high likelihood. Such payment may not result in a loss. As such, the higher payment risk column is not an indication of loss probability.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material impact on the Company's financial condition or results of operations.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for credit losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2014, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future developments, it is possible

that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2018. Minimum future rental payments required under such leases, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2014 are as follows:

		Operating leases (in thousands)
Years ending December 31:		
2015	$	1,272
2016		1,388
2017		257
2018		108

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares office space. The affiliates allocate rent expense to the Company for its share of rent expense incurred under these operating leases, under an expense sharing agreement.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2014, related to these indemnifications.

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. We have not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what we believe is its extremely remote possibility, where the value of our interests and any associated collateral declines to zero. The maximum exposure to loss related to our clearing house arrangements at December 31, 2014 is $905,463,000. The Company has made deposits with clearing organization in the form of cash, financial instruments owned, and securities purchased under agreements to resell of $133,397,000, $220,469,000, and $6,600,000 respectively.

The Company clears transactions on behalf of its clients through various clearing houses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

(15) Offsetting of Resale and Repurchase Agreements and Securities Borrowing and Lending Agreements

The table below presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings and those with a single counterparty are presented net on our balance sheet, provided certain criteria are met that permit balance sheet netting. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting. There were no securities borrowing or lending agreements subject to MSLAs that were eligible for netting.

Collateral pledged consists of noncash instruments, such as securities, and is not netted on the statement of financial condition against the related collateralized liability. Collateral received includes securities and is not recognized on the statement of financial condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets underlying each arrangement fluctuate in value. Generally, these agreements require collateral to exceed the asset or liability recognized on the statement of financial condition. The following table includes the amount of collateral pledged or received related to exposures subject to enforceable MRAs. While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty (in thousands):

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	25,889,977
Gross amounts offset in statement of financial condition[(1)]		(3,955,552)
Net amounts in statement of financial condition[(2)]		21,934,425
Noncash collateral not recognized in statement of financial condition[(3)]		(21,635,861)
Net amount[(4)]	$	298,564
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	44,599,711
Gross amounts offset in statement of financial condition[(1)]		(3,955,552)
Net amounts in statement of financial condition[(5)]		40,644,159
Noncash collateral pledged but not netted in statement of financial condition[(6)]		(40,196,560)
Net amount[(7)]	$	447,599

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset in the statement of financial condition.

(2) At December 31, 2014, includes $7.7 billion, classified on our statement of financial condition in Securities Purchased under Agreements to Resell and $14.2 billion, respectively, in Receivable from broker-dealers and clearing organizations.

(3) Represents the fair value of noncash collateral we have received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset due from each counterparty. At December 31, 2014, we have received total collateral with a fair value of $29.8 billion, all of which, we have the right to and have sold or re-pledged.

(4) Represents the amount of our exposure that is not collateralized and/or is not subject to an enforceable MRA.

(5) At December 31, 2014, includes $37.1 billion, classified on our statement of financial condition in Securities sold under agreements to repurchase and $3.5 billion, respectively, in Payable to broker-dealers and clearing organizations.

(6) Represents the fair value of noncash collateral we have pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty. At December 31, 2014, we have pledged total collateral with a fair value of $50.5 billion, of which, the counterparty does not have the right to sell or repledge $0.8 billion as of December 31, 2014.

(7) Represents the amount of our exposure that is not covered by pledged collateral and/or is not subject to an enforceable MRA or MSLA.

(16) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,000,000 or $335,209,000, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2014, the Company had net capital of $2,889,678,000, which was 1,203.62% of aggregate debit items and $2,554,469,000 in excess of the minimum net capital requirement.

(17) Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2014, and through February 27, 2014, which is the date we issued the financial statements. During this period, there have been no material events that would require recognition or disclosure in the financial statements other than the item disclosed in note 13(h).